MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

June 2 , 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

ETTU Claims Staked in Cortez Trend

Miranda Gold Corp. is pleased to announce that it has staked 28 claims in Kobeh Valley, on the south end of Eureka – Battle Mountain (Cortez) Gold Trend. The claims lie approximately nine miles southeast of the Gold Bar mine and four miles south of the Afgan deposit.

Miranda continues to resolve a robust exploration model to predict the location of large gold systems based on a geologic understanding of recent developments on the Cortez Trend. Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, Miranda is utilizing GIS and regional databases to identify additional discrete mineral belts similar to and parallel to the Cortez Trend.

The ETTU claims and the Red Canyon project (acquired in November 2003) are two acquisitions resulting from Miranda's broader effort to identify the next Cortez Trend within the larger Battle Mountain-Eureka Trend.

Miranda targeted the ETTU area last month based on structural interpretations of gravity data. The ETTU property covers a portion of the Kobeh Valley pediment on the projected intersection of two mineral trends. Data suggests that a prominent northwest structure extends south from the Afghan resource to intersect the east-southeast projection of the Gold Bar structure beneath shallow gravel on the ETTU property. Upper Devonian carbonates to the north are expected to occur under pediment gravel on ETTU.

Offering indirect support to Miranda's exploration model, Newmont Mining Corporation, subsequent to Miranda staking the ETTU claims, also initiated aggressive land acquisitions in the Kobeh Valley area. They have just completed staking a very large claim block, estimated to be in excess of 15 square miles, that completely surrounds the ETTU claims.

Miranda has a strong property position in the southern portion of the Eureka-Battle Mountain Trend. Including the ETTU property, Miranda's portfolio in this area now totals eight projects. These eight properties consist of 733 claims and cover approximately 15,100 acres.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with several gold exploration projects in various stages of exploration and development. For more information, visit the Company's web site at www.mirandagold.com .

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.